UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 5)


                    Under the Securities Exchange Act of 1934


                         DRUMMOND FINANCIAL CORPORATION
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)


                                  126 60E 105
                                 (CUSIP Number)


                 Michael J. Smith, 17 Dame Street, Dublin 2, Ireland
                            Telephone (3531) 679 1688
          (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)


                      October 24, 2001 (January 13, 1997)
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
[ ].

CUSIP  No.    126  60E  105
            ----------------

1)     Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

         MFC  BANCORP  LTD.
       -------------------------------------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group

       (a)     [ ]
       (b)     [X]

3)     SEC  Use  Only
                       ---------------------------------------------------------

4)     Source  of  Funds    AF
                          ------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       -------------------------------------------------------------------------

6)     Citizenship  or  Place  of  Organization    YUKON  TERRITORY,  CANADA
                                                 -------------------------------

       Number  of               (7)  Sole  Voting  Power    95,000
                                                          ----------------------
       Shares  Bene-
       ficially                 (8)  Shared  Voting  Power    1,267,250
                                                            --------------------
       Owned  by
       Each  Reporting          (9)  Sole  Dispositive  Power    95,000
                                                               -----------------
       Person
       With                    (10)  Shared  Dispositive  Power    1,267,250
                                                                 ---------------

11)     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

          1,362,250
        -------------

12)     Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

        ------------------------------------------------------------------------

13)     Percent  of  Class  Represented  by  Amount  in  Row  (11)    50.1%
                                                                    ------------

14)     Type  of  Reporting  Person               CO
                                     -------------------------------------------

CUSIP  No.    126  60E  105
            -----------------

1)     Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

         SUTTON  PARK  INTERNATIONAL  LIMITED
       -------------------------------------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group

       (a)     [ ]
       (b)     [X]

3)     SEC  Use  Only
                       ---------------------------------------------------------

4)     Source  of  Funds    WC
                          -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       -------------------------------------------------------------------------

6)     Citizenship  or  Place  of  Organization    BRITISH  VIRGIN ISLANDS
                                                 -------------------------------

     Number  of                 (7)  Sole  Voting  Power    0
                                                          ----------------------
     Shares  Bene-
     ficially                   (8)  Shared  Voting  Power    326,350
                                                            --------------------
     Owned  by
     Each  Reporting            (9)  Sole  Dispositive  Power    0
                                                               -----------------
     Person
     With                      (10)  Shared  Dispositive  Power    326,350
                                                                 ---------------

11)     Aggregate Amount Beneficially Owned by Each Reporting Person    326,350
                                                                      ----------

12)     Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

        ------------------------------------------------------------------------

13)     Percent  of  Class  Represented  by  Amount  in  Row  (11)    12.0%
                                                                    ------------

14)     Type  of  Reporting  Person    CO
                                     -------------------------------------------

This Amendment No. 5 to Schedule 13D is being filed to report the acquisition of securities of Drummond Financial Corporation ("Drummond") previously acquired by Sutton Park International Limited ("Sutton Park"), a wholly-owned subsidiary of MFC Bancorp Ltd. ("MFC"), but not reported on Schedule 13D. This Amendment No. 5 to Schedule 13D amends all filings on Schedule 13D made by MFC and Sutton Park since January 13, 1997.

ITEM  1.     SECURITY  AND  ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of Drummond, a Delaware corporation, having an office at 17 Dame Street, Dublin 2, Ireland.

ITEM  2.     IDENTITY  AND  BACKGROUND.

This statement is filed on behalf of MFC and Sutton Park. MFC operates in the financial services segment and has an office address at 17 Dame Street, Dublin 2, Ireland. Sutton Park is a wholly-owned subsidiary of MFC and has a registered address at P.O. Box 146, Road Town, Tortola, British Virgin Islands. See Item 6 on pages 2 and 3 of this report for the jurisdictions of organization of MFC and Sutton Park, respectively.

The following table lists the names, citizenship, principal business addresses and principal occupations of the executive officers and directors of MFC that have not previously been reported and of Sutton Park.



                         RESIDENCE
                         OR
                         BUSINESS                  PRINCIPAL
NAME                     ADDRESS                   OCCUPATION       CITIZENSHIP
----                     ---------                 ----------       -----------
                         Charlottenstrasse 59,     Director and     German
Dr. Stefan Feuerstein    D-10117 Berlin,           President of
                         Germany                   MFC Capital
                                                   Partners AG

Michael J. Smith. . .    17 Dame Street,           Director,        British
                         Dublin 2,                 President
                         Ireland                   and Chief
                                                   Executive
                                                   Officer of
                                                   MFC

Roy Zanatta . . . . .    Suite 1620,               Director         Canadian
                         400 Burrard Street,       and
                         Vancouver,                Secretary
                         British Columbia,         of MFC
                         Canada, V6C 3A6




During the last five years, neither MFC or Sutton Park nor, to the knowledge of MFC or Sutton Park, any of their officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

MFC and Sutton Park have executed a joint filing agreement consenting to the joint filing of this report. Such agreement is filed as Exhibit 1 to this report and is incorporated herein by reference.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

Sutton Park paid an aggregate of $29,700, or approximately $1.65 per share, for 18,000 shares of common stock of Drummond on January 13, 1997. The purchase price was paid from Sutton Park's cash reserves.

ITEM  4.     PURPOSE  OF  TRANSACTION.

Sutton Park acquired the shares of Drummond for investment purposes. At this time, neither MFC or Sutton Park nor, to the knowledge of MFC or Sutton Park, any of their directors or executive officers, have the intention of acquiring additional shares of Drummond, although MFC and Sutton Park reserve the right to make additional purchases on the open market, in private transactions and from treasury. Except as otherwise disclosed, neither MFC or Sutton Park nor, to the knowledge of MFC or Sutton Park, any of their directors or executive officers, have any plans or proposals to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

MFC directly and indirectly beneficially owns, and has the shared power to direct the vote and disposition of, an aggregate of 326,350 shares of common stock of Drummond with Sutton Park and 940,900 shares of common stock of Drummond with Ballinger Corporation, and has the sole power to direct the vote and disposition of 95,000 shares of common stock of Drummond, representing approximately 50.1% of Drummond's issued and outstanding shares of common stock.

Sutton Park beneficially owns, and has the shared power to direct the vote and disposition of, an aggregate of 326,350 shares of common stock of Drummond with MFC, representing approximately 12.0% of Drummond's issued and outstanding shares of common stock.

To the knowledge of MFC and Sutton Park, none of its directors or executive officers have any power to vote or dispose of any shares of common stock of Drummond, nor did they, MFC or Sutton Park effect any transactions in such shares during the past 60 days, except as disclosed herein.

ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
RESPECT  TO  SECURITIES  OF  THE  ISSUER.

None.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.



Exhibit Number      Description
--------------      -----------

    1               Joint Filing Agreement between MFC Bancorp Ltd. and Sutton Park
                    International Limited dated October 24, 2001.



                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                           October 24, 2001
                                                       -----------------------
                                                               (Date)

                                                         MFC BANCORP LTD.

                                                   By:  /s/ Michael J. Smith
                                                   ---------------------------
                                                           (Signature)

                                                   Michael J. Smith, President
                                                   ---------------------------
                                                         (Name and Title)


                                                           October 24, 2001
                                                       -----------------------
                                                               (Date)

                                          SUTTON  PARK  INTERNATIONAL  LIMITED

                                                   By:  /s/  Michael  J.  Smith
                                                   -----------------------------
                                                           (Signature)

                                                    Michael J. Smith, Director
                                                   -----------------------------
                                                         (Name  and  Title)

                                  EXHIBIT INDEX


Exhibit Number       Description
--------------       -----------

      1              Joint Filing Agreement between MFC Bancorp Ltd. and Sutton Park
                     International Limited dated October 24, 2001.

